C21 INVESTMENTS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Shareholders of C21 Investments Inc. (the "Company") will be held at Suite 303, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on Wednesday, the 3rd day of October, 2018, at 9:30 A.M. (Pacific Time) for the following purposes:

1.	To receive the Report of the Directors.

2.	To receive the Audited Financial Statements of the Company for the fiscal period ended January 31, 2018, together with the Auditor's Report thereon.

3.	To fix the number of Directors at seven (7).

4.	To elect Directors for the ensuing year.

5.	To appoint the Auditor for the Company.

6.	To authorize the Directors to fix the remuneration to be paid to the Auditor.

7.	To transact such other business as may be brought before the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete, date, sign and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 27th day of August, 2018.

BY ORDER OF THE BOARD

Robert Cheney, President and CEO